                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         Assisted Living Concepts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04543L 10 9
                  --------------------------------------------
                                 (CUSIP Number)

                         American Retirement Corporation
                          111 Westwood Place, Suite 402
                               Brentwood, TN 37027
                               Attn: W. E. Sheriff

                                 (615) 221-2250
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 1999
                ------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------

CUSIP No. 04543L 10 9                     13D

--------------------------------


--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

         American Retirement Corporation
         IRS Employer Identification No.: 62-1674303
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [ ]

                                                                    (b)   [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------

 4       SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee
--------------------------------------------------------------------------------

  NUMBER OF           7       SOLE VOTING POWER

   SHARES                     0
                 ---------------------------------------------------------------
BENEFICIALLY          8       SHARED VOTING POWER

  OWNED BY                    0
                 ---------------------------------------------------------------
    EACH              9       SOLE DISPOSITIVE POWER

  REPORTING                   0
                 ---------------------------------------------------------------
   PERSON             10      SHARED DISPOSITIVE POWER

    WITH                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------



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


         ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Assisted Living Concepts, Inc, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Building E, Portland, OR 97220.

         ITEM 2. IDENTITY AND BACKGROUND.

         This schedule 13D is filed on behalf of American Retirement Corporation, a Tennessee corporation (the "Filing Person"), with its principal office and business located at 111 Westwood Place, Suite 402, Brentwood, TN 37027. The principal business of the Filing Person is providing senior living and health care services.

         Information concerning the executive officers and directors of the Filing Person and the persons controlling the Filing Person, if any, is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference. Unless otherwise set forth in Schedule A, each of the executive officers and directors of the Filing Person is a citizen of the United States. Neither the Filing Person nor, to the best of its knowledge, any person named in Schedule A to this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 18, 1998, the Filing Person, Pioneer Merger Corporation, a Tennessee corporation and a wholly-owned subsidiary of the Filing Person ("Pioneer"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, Pioneer would have merged (the "Merger") with and into the Issuer, with the Issuer being the surviving corporation. Concurrently with the execution of the Merger Agreement, the Filing Person and the Issuer entered into a Cross Option Agreement (the "Cross Option Agreement"), granting each other the right to purchase 14.9% of the then issued and outstanding shares of common stock of the other entity, exercisable upon the occurrence of certain events.

         On January 31, 1999, the Filing Person, Pioneer, and the Issuer entered into a Termination and Release Agreement (the "Termination Agreement") whereby they terminated the Merger Agreement and the Cross Option Agreement.

         ITEM 4. PURPOSE OF TRANSACTION.

         (a)-(j)  See Item 3.

         ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         (a) and (b) See Item 3. Concurrently with the execution of the Merger Agreement and the Cross Option Agreement, the Filing Person and certain shareholders of the Issuer entered into Shareholder Voting Agreements (the "Voting Agreements") pursuant to which such shareholders appointed the Filing Person as his




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




or her proxy to vote the shares of Common Stock owned by them for approval of the Merger. Each of the Voting Agreements provided that such Voting Agreement would terminate automatically in the event of a termination of the Merger Agreement. On January 31, 1999, the Filing Person, Pioneer, and the Issuer entered into the Termination Agreement, which terminated the Voting Agreements.

         (c)-(e)  N/A

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 3 and 5.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 3 Termination and Release Agreement, dated January 31, 1999, among American Retirement Corporation, Pioneer Merger Corporation, and Assisted Living Concepts, Inc. (Incorporated by Reference to Exhibit 2.1 of the Current Report on Form 8-K filed by American Retirement Corporation on February 1, 1999, File No. 01-13031).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          /s/ George T. Hicks
                                         -------------------------------------
                                         George T. Hicks
                                         Executive Vice President -- Finance;
                                         Chief Financial Officer



Date: February 3, 1999

                                                                     SCHEDULE A

                        AMERICAN RETIREMENT CORPORATION.

         Listed below are the directors and executive officers of American Retirement Corporation. The business address of American Retirement Corporation, 111 Westwood Place, Suite 402, Brentwood, TN 37027.



                                                                Principal Occupation and Name
                                                                    Business and Address of
           Name                       Title                                Employer

------------------------------------------------------------------------------------------------
W. E. Sheriff*              Chairman and Chief Executive            American Retirement
                            Officer and Director                    Corporation
                                                                    111 Westwood Place, Suite 402
                                                                    Brentwood, TN 37027

Christopher J. Coates*      President, Chief Operating              American Retirement
                            Officer, and Director                   Corporation
                                                                    111 Westwood Place, Suite 402
                                                                    Brentwood, TN 37027

H. Todd Kaestner*           Executive Vice President -              American Retirement
                            Corporate Development                   Corporation
                                                                    111 Westwood Place, Suite 402
                                                                    Brentwood, TN 37027

George T. Hicks*            Executive Vice President -              American Retirement
                            Finance, Chief Financial                Corporation
                            Officer, Treasurer and                  111 Westwood Place, Suite 402
                            Secretary                               Brentwood, TN 37027

James T. Money*             Executive Vice President -              American Retirement
                            Development Services                    Corporation
                                                                    111 Westwood Place, Suite 402
                                                                    Brentwood, TN 37027

Frank L. Herold*            Executive Vice President                American Retirement
                                                                    Corporation
                                                                    1401 Manatee Avenue West
                                                                    Suite 800
                                                                    Bradenton, Florida 34205

Tom G. Downs*               Senior Vice President -                 American Retirement
                            Operations                              Corporation
                                                                    111 Westwood Place, Suite 402
                                                                    Brentwood, TN 37027

Lee A. McKnight*            Senior Vice President -                 American Retirement
                            Marketing                               Corporation
                                                                    111 Westwood Place, Suite 402
                                                                    Brentwood, TN 37027




H. Lee Barfield               Director                           Bass, Berry & Sims PLC,
                                                                 Member (law firm)
                                                                 2700 First American Center
                                                                 Nashville, TN 37238

Jack O. Bovender, Jr.         Director                           Columbia/HCA Healthcare
                                                                 Corporation, President and Chief
                                                                 Operating Officer, One Park
                                                                 Plaza, Nashville, TN 37203

Frank M. Bumstead             Director                           Flood, Bumstead, McCready &
                                                                 McCarthy, Inc., President
                                                                 (business management) 1700
                                                                 Hayes Street, Suite 304,
                                                                 Nashville, TN 37212

Robin G. Costa                Director                           Maddox Companies, Chief
                                                                 Operating Officer (oil and gas
                                                                 exploration and real estate
                                                                 development and investment),
                                                                 3833 Cleghorn, Suite 400,
                                                                 Nashville, TN 37215

Clarence Edmonds              Director                           Massey Companies, Vice
                                                                 President (investment services),
                                                                 5123 Virginia Way, Suite B-22,
                                                                 Brentwood, TN 37027

John A. Morris, Jr., M. D.    Director                           Vanderbilt University School of
                                                                 Medicine, Professor of Surgery
                                                                 and Director of Division of
                                                                 Trauma and Critical Care, 243
                                                                 Medical Center South, 2100
                                                                 Pierce Avenue, Nashville, TN
                                                                 37212

Daniel K. O'Connell           Director                           Retired, 5133 NW 93rd Doral
                                                                 Way, Miami, FL 33178

Nadine C. Smith               Director                           Enidan Capital Partners, L.P.,
                                                                 President and Chief Executive
                                                                 Officer (investment company),
                                                                 440 Sand Ranch, Rt. 1, Box
                                                                 180A, Aubrey, TX 76227


Robert G. Roskamp           Director                             Freedom Brandywine, LLC,
                                                                 Manager (ownership and
                                                                 development of senior living
                                                                 communities), 1401 Manatee
                                                                 Avenue West, Suite 800,
                                                                 Bradenton, FL 34205

Lawrence J. Stuesser        Director                             Computer People, Inc., President
                                                                 and Chief Executive Officer
                                                                 (information technology
                                                                 professional services and
                                                                 staffing), 125 Jeffrey Avenue,
                                                                 Holliston, MA 01746


To the knowledge of the Filing Person, none of the directors and/or executive officers listed above own shares of Common Stock of the Issuer. Those names marked with an asterisk are employed solely by the Filing Person.




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